

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

<u>Via U.S. Mail & Facsimile</u>
Mr. Oliver Xing
President
CN Resources Inc.
c/o National Registered Agents Inc.
1000 East Williams Street, Suite 204
Carson City, NV 89701

> **Re: CN Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-167804**
> **Filed October 25, 2010**

Dear Mr. Xing:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you are registering both a public offering and a selling shareholder offering. Please revise each prospectus so that it includes a corresponding reference to the other offering. In addition, please advise us, and disclose as applicable, the following:

- The proposed timing of both offerings, i.e. if you plan to conduct the offerings concurrently or consecutively;

- To the extent you plan to conduct the offerings concurrently, disclose how investors will know if they are investing in the primary offering, in which case the company will receive the proceeds, or the selling shareholder offering, in which case the company will receive none of the proceeds; and

- To the extent you plan to conduct the offerings consecutively, disclose the proposed order of the offerings, as well as any attendant material risks.

2. In light of the fact that Messrs. Xing and Wang have no experience in the field of mineral exploration and yet they are the principal officers of a company "in the business of exploring for mineralized material" that has no interests in any mineral properties, please explain to us the following:

    - who prepared the registration statement;

    - what basis or source(s) the preparer relied upon in drafting the prospectus;

    - who created the business plan which is described;

    - how Messrs. Xing and Wang first came to be affiliated with CN Resources Inc.; and

    - whether Messrs. Xing and Wang, or any others participating in the preparation of the registration statement, have visited Clarke County, Nevada to review and select possible properties, and if so, the date and duration of such visit(s).

    We may have additional comments based on your responses.

3. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies that have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true and with a view toward disclosure, confirm to us that Messrs. Xing and Wang did not agree to purchase CN Resources shares or serve as officers or directors of CN Resources at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

4. Given the unusual facts and circumstances set forth in the prospectus, explain how and when Messrs. Xing and Wang developed an interest in owning and managing a mineral exploration enterprise that plans to operate in Nevada.

5.   If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- Mr. Xing;

- Mr. Wang;

- those responsible for Messrs. Xing's and Wang's connections with CN Resources; and

- any others who participated in the preparation of the prospectus disclosure.

If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

Prospectus Cover Page

6.   In connection with your statement that Dongming Wang will sell the common stock being offered in the primary offering, we note that Mr. Xing is the managing director of a securities dealer. Please revise to explicitly disclose whether or not Mr. Xing will participate in selling the shares being offered on behalf of the company.

Summary of our Offering, page 7

7.   We note your response to comment 4 from our letter dated July 22, 2010, as well as your revised disclosure, which states that you "are "currently looking for properties in Clarke County, Nevada" and that you "will use the services of consultants." Please disclose the specific steps that you have taken to date to locate a suitable property. To the extent that you are relying on consultants to select properties, identify the consultant, disclose how much you are paying them, and describe what steps they have taken to locate a property for you.

Use of Proceeds, page 14

8.   We note your response to comment 14 from our letter dated July 22, 2010, as well as your revised disclosure indicating that Mr. Xing arrived at the disclosed figures. However, it is still not clear how he arrived at these specific items and amounts in light of the fact that he has no training or experience in starting or operating a mineral exploration program.

9.   We note that you plan to reimburse Mr. Xing with offering proceeds for the $15,370 in advances he has made to the company. In addition, we note that your legal fees in connection with the offering will amount to $25,000. In light of your representation that "in no event will the offering expenses paid from the proceeds of this offering exceed $30,000," please clarify whether this means that you will only reimburse Mr. Xing $5,000 with offering proceeds. In addition, explain how you plan to reimburse Mr. Xing other than with offering proceeds, as you disclose at page 26 that you do not plan to take the company to revenue generation.

Management's Discussion and Analysis or Plan of Operation, page 21

Background of Officers and Directors, page 30

10.   We note your response to comment 26 from our letter dated July 22, 2010, which states that Mr. Xing did not provide a response to this comment. We reissue comment 26 to the extent that the registration statement should discuss the nature of Mr. Xing's role and responsibilities at CRR Capital Markets, Inc. See Item 401(e) of Regulation S-K.

Selling Shareholder Prospectus

Dilution of the Price You Pay for Your Shares, page 63

11.   Please revise this section to reference the dilution that will result from the primary offering, not "this offering."

Business, page 71

Our proposed exploration program, page 71

12.   We note your response to comment 19 from our letter dated July 22, 2010, including your additional disclosure at page 72, which refers to the Use of Proceeds section. It does not appear that this disclosure is appropriate in the selling shareholder prospectus because the company will not receive any proceeds from the shares offered pursuant to such prospectus, as disclosed in the Use of Proceeds section at page 63. Please advise or delete.

Management, page 30

Financial Statements

13.   We note your disclosures of May 18, 2010 inception date in the financial statements and notes for the period ended August 31, 2010 from pages F-1 to F-7 and of May 17, 2010 inception date in the financial statements and notes for the fiscal year ended May 31, 2010 from pages F-8 to F-15. Please correct the inconsistency.

Exhibit Index, page 107

Exhibit 23.1 – Consent of MaloneBailey, LLP, Independent Registered Public Accounting Firm

14.   Please file an updated consent with each amendment to your registration statement.

Engineering Comments

Business page 24

15.   We note, in this section of your filing, you refer to the gold mining industry and gold exploration, yet elsewhere in your filing you reference metal exploration in general terms. Please clarify throughout your filing the nature of your exploration program in order to consistently disclose the metals in which you will explore.

16.   We note the Bureau of Land Management (BLM) claim maintenance fee schedule you disclose does not contain the current maintenance fees. Please update your filing with the most recent BLM claim maintenance fees.

17.   In describing a BLM "Plan of Operation Level" clarify that a full environmental assessment and reclamation bond would be required at this stage. Please include this disclosure in your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering questions. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
        Conrad Lysiak, Esq.
        (509) 747-1770